Exhibit 99.1

Ferrari N.V.

Semi-Annual Report
At and for the three and six months ended June 30, 2019
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Executive Chairman

John Elkann

Chief Executive Officer

Louis C. Camilleri

Vice Chairman

Piero Ferrari

Directors

Delphine Arnault
Giuseppina Capaldo
Eddy Cue
Sergio Duca
Maria Patrizia Grieco
Adam Keswick
Elena Zambon

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

In this report (the “Semi-Annual Report”), unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

The Semi-Annual Condensed Consolidated Financial Statements at and for the three and six months ended June 30, 2019 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. There is no effect on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2018 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2019” in the notes to the Semi-Annual Condensed Consolidated Financial Statements.

The Group’s financial information in this Semi-Annual Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S.$” and “$” refer to the currency of the United States of America (or “United States”).

Certain totals in the tables included in this Semi-Annual Report may not add due to rounding.

The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

This Semi-Annual Report is unaudited.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
	(€ million, except per share data)
Net revenues	984	906	1,924	1,737
EBIT	239	218	471	428
Profit before taxes	230	213	455	419
Net profit	184	160	364	309
Net profit attributable to:
Owners of the parent	183	160	361	308
Non-controlling interests	1	—	3	1
Basic earnings per common share (in Euro) (1)	0.97	0.85	1.92	1.63
Diluted earnings per common share (in Euro) (1)	0.96	0.85	1.91	1.62
Dividend approved per common share (in Euro) (2) (3)	1.03	0.71	1.03	0.71
_____________________________

(1)
See Note 13 “Earnings per Share” to the Semi-Annual Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share. The weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Company’s equity incentive plans (assuming 100 percent of the related awards vested).

(2)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 12, 2019, a dividend distribution of €1.03 per outstanding common share was approved, corresponding to a total distribution of €193 million. This distribution was made from the retained earnings reserve. In May 2019 the Company paid €181 million of the distribution to owners of the parent and the remaining balance, which relates to withholdings taxes, will be paid in the third quarter of 2019.

(3)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 13, 2018, a dividend distribution of €0.71 per common share was approved, corresponding to a total distribution of €134 million. The distribution was made from the retained earnings reserve. In May 2018 the Company paid €129 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2018.

Consolidated Statement of Financial Position Data

	At June 30,	At December 31,
	2019	2018
	(€ million)
Cash and cash equivalents	881	794
Total assets	5,278	4,852
Debt	2,048	1,927
Total equity	1,383	1,354
Equity attributable to owners of the parent	1,377	1,349
Non-controlling interests	6	5
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	186,929	187,921

Other Statistical Information
Shipments (1)

(Number of cars and % of total cars)	For the three months ended June 30,				For the six months ended June 30,
	2019	%	2018	%	2019	%	2018	%
EMEA
UK	291	10.9%	255	10.4%	580	11.0%	536	11.7%
Germany	226	8.5%	179	7.3%	447	8.5%	383	8.3%
Italy	151	5.7%	140	5.7%	303	5.7%	259	5.6%
France	103	3.9%	97	3.9%	216	4.1%	198	4.3%
Switzerland	115	4.3%	103	4.2%	211	4.0%	200	4.4%
Middle East (2)	41	1.5%	55	2.2%	113	2.1%	113	2.5%
Other EMEA (3)	268	10.0%	244	9.9%	534	10.1%	487	10.6%
Total EMEA	1,195	44.8%	1,073	43.6%	2,404	45.5%	2,176	47.4%
Americas (4)	803	30.1%	850	34.5%	1,523	28.8%	1,419	30.9%
Mainland China, Hong Kong and Taiwan	289	10.8%	177	7.2%	617	11.7%	360	7.8%
Rest of APAC (5)	384	14.3%	363	14.7%	737	14.0%	636	13.9%
Total	2,671	100.0%	2,463	100.0%	5,281	100.0%	4,591	100.0%
_____________________________
(1)    Excluding the XX Programme, racing cars, Fuori Serie, pre-owned and one-off cars.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and the other European markets not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

Average number of employees for the period

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Average number of employees for the period	4,154	3,553	4,097	3,513

Forward-Looking Statements
Statements contained in this report, particularly those regarding our possible or assumed future performance are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•	our ability to preserve and enhance the value of the Ferrari brand;

•	the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, as well as the popularity of Formula 1 more broadly;

•	our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;

•	our ability to preserve our relationship with the automobile collector and enthusiast community;

•	changes in client preferences and automotive trends;

•
changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;

•	competition in the luxury performance automobile industry;

•	our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in growth and emerging market countries;

•	our low volume strategy;

•	reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;

•	the performance of our dealer network on which we depend for sales and services;

•	increases in costs, disruptions of supply or shortages of components and raw materials;

•	disruptions at our manufacturing facilities in Maranello and Modena;

•	the performance of our licensees for Ferrari-branded products;

•	our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•	the ability of Maserati, our engine customer, to sell its planned volume of cars;

•	our continued compliance with customs regulations of various jurisdictions;

•	the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;

•	the challenges and costs of integrating hybrid and electric technology more broadly into our car portfolio over time;

•	product recalls, liability claims and product warranties;

•	the adequacy of our insurance coverage to protect us against potential losses;

•	our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

•
our ability to maintain the functional and efficient operation of our information technology systems, including our ability to defend from the risk of cyberattacks, including on our in-vehicle technology;

•	our ability to service and refinance our debt;

•	our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;

•	labor relations and collective bargaining agreements;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•
changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;

•	potential conflicts of interest due to director and officer overlaps with our largest shareholders; and

•	other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjustments, which may obscure the underlying performance and impair comparability of results between periods.
The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2019 and 2018, and provides a reconciliation of these non-GAAP measures to net profit.

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
	(€ million)
Net profit	184	160	364	309
Income tax expense	46	53	91	110
Net financial expenses	9	5	16	9
Amortization and depreciation	75	73	154	135
EBITDA	314	291	625	563
Release of charges for Takata airbag inflator recalls	—	(1)	—	(1)
Adjusted EBITDA	314	290	625	562

Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
The following table sets forth the calculation of Adjusted EBIT for the three and six months ended June 30, 2019 and 2018.

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
	(€ million)
EBIT	239	218	471	428
Release of charges for Takata airbag inflator recalls	—	(1)	—	(1)
Adjusted EBIT	239	217	471	427

Adjusted Net Profit
Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
The following table sets forth the calculation of Adjusted Net Profit for the three and six months ended June 30, 2019 and 2018.

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
	(€ million)
Net profit	184	160	364	309
Release of charges for Takata airbag inflator recalls (net of tax effect)	—	(1)	—	(1)
Adjusted Net Profit	184	159	364	308

Adjusted Basic and Diluted Earnings per Common Share

Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.

The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three and six months ended June 30, 2019 and 2018.

		For the three months ended June 30,		For the six months ended June 30,
		2019	2018	2019	2018
Net profit attributable to owners of the parent	€ million	183	160	361	308
Release of charges related to Takata airbag inflator recalls (net of tax effect)	€ million	—	(1)	—	(1)
Adjusted net profit attributable to owners of the Company	€ million	183	159	361	307
Weighted average number of common shares	thousand	187,409	188,646	187,544	188,745
Adjusted basic earnings per common share		€0.97	0.84	1.92	1.63
Weighted average number of common shares for diluted earnings per common share	thousand	188,207	189,451	188,342	189,551
Adjusted diluted earnings per common share (1)		€0.96	0.84	1.91	1.62

(1)
For the three and six months ended June 30, 2019 and 2018 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Company’s equity incentive plans.

Net Debt and Net Industrial Debt

Due to different sources of cash flows used for the repayment of Debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare with other companies. Net Industrial Debt is defined as total Debt less Cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities). Prior to the first quarter of 2019, we defined Net Industrial Debt as Net Debt adjusted to exclude (a) the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans but not (b) the cash and cash equivalents of the financial activities, since such cash was considered also available for use in our industrial activities. We believe the current definition provides a more comprehensive disclosure of our underlying financial leverage from industrial activities. Net Industrial Debt for the comparative period has been restated to conform to the current presentation.

The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at June 30, 2019 and December 31, 2018 (for information purposes, Net Industrial Debt at June 30, 2018 was €502 million according to the current definition).

	At June 30,	At December 31,
	2019	2018
	(€ million)
Cash and cash equivalents	881	794
Debt	(2,048)	(1,927)
Net Debt (A)	(1,167)	(1,133)
Net Debt of Financial Services Activities (B)	(814)	(763)
Net Industrial Debt (A-B)	(353)	(370)

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2019, we defined Free Cash Flow as cash flows from operating activities less cash flows used in investing activities, and we defined Free Cash Flow from Industrial Activities as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio (which is the change in our receivables from financing activities). In order to align our definition of Free Cash Flow to other more common definitions and to allow the definition of Free Cash Flow from Industrial Activities to exclude all cash flows from operating activities not attributable to the industrial activities, even if such cash flows were available for industrial activities, we determined it was appropriate to redefine Free Cash Flow and Free Cash Flow from Industrial Activities starting in 2019. Free Cash Flow and Free Cash Flow from Industrial Activities for the comparative periods have been restated to conform to the current presentation.

The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the six months ended June 30, 2019 and 2018.

	For the six months ended June 30,
	2019	2018
	(€ million)
Cash flows from operating activities	671	381
Investments in property, plant and equipment and intangible assets	(308)	(249)
Free Cash Flow	363	132
Free Cash Flow from Financial Services Activities	(46)	(32)
Free Cash Flow from Industrial Activities	409	164

Constant Currency Information

The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which eliminates the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Semi-Annual Condensed Consolidated Financial Statements, included in this Semi-Annual Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Results of Operations
Three months ended June 30, 2019 compared to three months ended June 30, 2018
The following is a discussion of the results of operations for the three months ended June 30, 2019 compared to the three months ended June 30, 2018. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended June 30,
	2019	Percentage of net revenues	2018	Percentage of net revenues
	(€ million, except percentages)
Net revenues	984	100.0%	906	100.0%
Cost of sales	481	48.8%	431	47.6%
Selling, general and administrative costs	90	9.2%	87	9.6%
Research and development costs	170	17.3%	166	18.3%
Other expenses/(income), net	4	0.4%	5	0.5%
Result from investments	—	—%	1	0.1%
EBIT	239	24.3%	218	24.1%
Net financial expenses	9	1.0%	5	0.5%
Profit before taxes	230	23.3%	213	23.6%
Income tax expense	46	4.7%	53	5.9%
Net profit	184	18.6%	160	17.7%

Net revenues

	For the three months ended June 30,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
Cars and spare parts (1)	766	78.0%	670	74.0%	96	14.4%
Engines (2)	53	5.3%	80	8.9%	(27)	(34.8)%
Sponsorship, commercial and brand (3)	131	13.3%	127	13.9%	4	3.6%
Other (4)	34	3.4%	29	3.2%	5	16.4%
Total net revenues	984	100.0%	906	100.0%	78	8.6%
_____________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by financial services activities and net revenues from the management of the Mugello racetrack.

Net revenues for the three months ended June 30, 2019 were €984 million, an increase of €78 million, or 8.6 percent (an increase of 6.8 percent on a constant currency basis), from €906 million for the three months ended June 30, 2018.
The increase in net revenues was attributable to the combination of (i) a €96 million increase in cars and spare parts, (ii) a €4 million increase in sponsorship, commercial and brand, and (iii) a €5 million increase in other, partially offset by (iv) a €27 million decrease in engines.
Cars and spare parts
Net revenues generated from cars and spare parts were €766 million for the three months ended June 30, 2019, an increase of €96 million, or 14.4 percent, from €670 million for the three months ended June 30, 2018.

The €96 million increase in net revenues was composed of (i) a €53 million increase in EMEA, (ii) a €35 million increase in Mainland China, Hong Kong and Taiwan, and (iii) a €9 million increase in Americas (including positive foreign currency translation impact driven by the strengthening of the U.S. Dollar compared to the Euro), partially offset by (iv) a €1 million decrease in the Rest of APAC.

The increase in net revenues was primarily attributable to positive volume impact, as well as greater contribution from our personalization programs and deliveries of the FXX K EVO. In particular, total shipments increased by 208 cars compared to the prior year (or 8.4 percent), including a 12.3 percent increase in V8 models and a 3.3 percent decrease in V12 models. The increase in shipments was mainly driven by the Ferrari Portofino and the 812 Superfast, as well as the ramp up of the 488 Pista and the first deliveries of the 488 Pista Spider, partially offset by the 488 GTB and 488 Spider, which are approaching the end of their lifecycle. Shipments during the quarter were impacted by a shift in geographical mix in favor of Mainland China as a result of the decision to accelerate deliveries in advance of the early implementation of new emissions regulations and lower shipments in the U.S., reflecting the above mentioned model phase in and phase out within the 488 family.

Engines

Net revenues generated from engines were €53 million for the three months ended June 30, 2019, a decrease of €27 million, or 34.8 percent, from €80 million for the three months ended June 30, 2018. The €27 million decrease was mainly attributable to a decrease in net revenues generated from the sale of engines to Maserati.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €131 million for the three months ended June 30, 2019, an increase of €4 million, or 3.6 percent, from €127 million for the three months ended June 30, 2018. The increase was primarily attributable to higher revenues from Formula 1 racing activities.

Other

Other net revenues, which primarily relate to our financial services activities and management of the Mugello racetrack, amounted to €34 million and €29 million for the three months ended June 30, 2019 and 2018, respectively.

Cost of sales

	For the three months ended June 30,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
Cost of sales	481	48.8%	431	47.6%	50	11.3%

Cost of sales for the three months ended June 30, 2019 was €481 million, an increase of €50 million, or 11.3 percent, from €431 million for the three months ended June 30, 2018. As a percentage of net revenues, cost of sales was 48.8 percent for the three months ended June 30, 2019 compared to 47.6 percent for the three months ended June 30, 2018.
The increase in cost of sales was primarily attributable to an increase in volumes and industrial costs, as well as negative foreign currency exchange impact, partially offset by a decrease in costs related to lower engine volumes.
Selling, general and administrative costs

	For the three months ended June 30,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
Selling, general and administrative costs	90	9.2%	87	9.6%	3	4.1%

Selling, general and administrative costs for the three months ended June 30, 2019 were €90 million, an increase of €3 million, or 4.1 percent, from €87 million for the three months ended June 30, 2018. As a percentage of net revenues, selling, general and administrative costs were 9.2 percent for the three months ended June 30, 2019 compared to 9.6 percent for the three months ended June 30, 2018.

The increase in selling, general and administrative costs was primarily to support the organic growth of the business.

Research and development costs

	For the three months ended June 30,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
Research and development costs expensed during the period	140	14.2%	136	14.9%	4	3.1%
Amortization of capitalized development costs	30	3.1%	30	3.4%	—	(0.8)%
Research and development costs	170	17.3%	166	18.3%	4	2.4%

Research and development costs for the three months ended June 30, 2019 were €170 million, an increase of €4 million, or 2.4 percent, from €166 million for the three months ended June 30, 2018. As a percentage of net revenues, research and development costs were 17.3 percent for the three months ended June 30, 2019 compared to 18.3 percent for the three months ended June 30, 2018.

The increase of €4 million in research and development costs during the period was primarily attributable to the introduction of new models and higher spending for Formula 1 racing activities.

Other expenses/(income), net

	For the three months ended June 30,		Increase/(Decrease)
	2019	2018	2019 vs. 2018
	(€ million, except percentages)
Other expenses/(income), net	4	5	(1) (1.0)%

Other expenses/(income), net for the three months ended June 30, 2019 included other expenses of €5 million, mainly related to indirect taxes and other miscellaneous expenses, partially offset by other income of €1 million, mainly related to rental income and other miscellaneous income.
Other expenses/(income), net for the three months ended June 30, 2018 included other expenses of €6 million, mainly related to provisions, indirect taxes and other miscellaneous expenses, partially offset by other income of €1 million, mainly related to rental income and other miscellaneous income.
EBIT

	For the three months ended June 30,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
EBIT	239	24.3%	218	24.1%	21	9.3%

EBIT for the three months ended June 30, 2019 was €239 million, an increase of €21 million, or 9.3 percent, from €218 million for the three months ended June 30, 2018.

The increase in EBIT was attributable to the combined effects of (i) positive volume impact of €27 million, (ii) positive product mix and price impact of €5 million, (iii) an increase in research and development costs of €4 million, (iv) an increase in selling, general and administrative costs of €3 million, (v) negative contribution from other supporting activities of €18 million, and (vi) positive foreign currency exchange impact of €14 million (including foreign currency hedging instruments) primarily driven by the strengthening of the U.S. Dollar compared to the Euro.

The positive volume impact of €27 million was attributable to an increase in shipments, driven by the Ferrari Portofino and the 812 Superfast, as well as the ramp up of the 488 Pista and the first deliveries of the 488 Pista Spider, partially offset by the phase-out of the 488 GTB and the 488 Spider. The positive product mix and price impact was primarily attributable to the combined positive impact from our personalization programs and deliveries of the FXX K EVO, which more than offset range models product mix.

Net financial expenses

	For the three months ended June 30,		Increase/(Decrease)
	2019	2018	2019 vs. 2018
	(€ million, except percentages)
Net financial expenses	9	5	4	119.1%

Net financial expenses for the three months ended June 30, 2019 increased to €9 million compared to €5 million for the three months ended June 30, 2018, primarily attributable to the net costs of hedging and foreign exchange losses.

Income tax expense

	For the three months ended June 30,		Increase/(Decrease)
	2019	2018	2019 vs. 2018
	(€ million, except percentages)
Income tax expense	46	53	(7) (14.4)%

Income tax expense for the three months ended June 30, 2019 was €46 million compared to €53 million for the three months ended June 30, 2018. The decrease in income tax expense was primarily attributable to the positive impact of the estimated Patent Box tax benefit (as described below) relating to 2019, partially offset by higher taxes arising from an increase in profit before taxes.

Income taxes for the three months ended June 30, 2019 benefited from the application of the Patent Box tax regime. In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides a tax benefit for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. The agreement relates to the five-year period from 2015 to 2019. The Group applied the Patent Box tax regime for the calculation of income taxes starting in the third quarter of 2018.

The effective tax rate net of IRAP was 16.9 percent for the three months ended June 30, 2019 compared to 22.2 percent for the three months ended June 30, 2018 (total effective tax rate of 20.0 percent and 25.0 percent for the three months ended June 30, 2019 and 2018, respectively), mainly attributable to the positive impact of the Patent Box benefit.

Six months ended June 30, 2019 compared to six months ended June 30, 2018
The following is a discussion of the results of operations for the six months ended June 30, 2019 compared to the six months ended June 30, 2018. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the six months ended June 30,
	2019	Percentage of net revenues	2018	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,924	100.0%	1,737	100.0%
Cost of sales	942	49.0%	822	47.3%
Selling, general and administrative costs	159	8.3%	153	8.8%
Research and development costs	355	18.4%	339	19.5%
Other expenses/(income), net	(2)	(0.1)%	(4)	(0.2)%
Result from investments	1	0.1%	1	0.1%
EBIT	471	24.5%	428	24.7%
Net financial expenses	16	0.9%	9	0.6%
Profit before taxes	455	23.6%	419	24.1%
Income tax expense	91	4.7%	110	6.3%
Net profit	364	18.9%	309	17.8%

Net revenues

	For the six months ended June 30,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
Cars and spare parts (1)	1,501	78.1%	1,282	73.8%	219	17.1%
Engines (2)	111	5.8%	157	9.0%	(46)	(29.3)%
Sponsorship, commercial and brand (3)	259	13.5%	252	14.5%	7	2.8%
Other (4)	53	2.6%	46	2.7%	7	13.9%
Total net revenues	1,924	100.0%	1,737	100.0%	187	10.8%
_____________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by financial services activities and net revenues from the management of the Mugello racetrack.

Net revenues for the six months ended June 30, 2019 were €1,924 million, an increase of €187 million, or 10.8 percent (an increase of 8.9 percent on a constant currency basis), from €1,737 million for the six months ended June 30, 2018.
The increase in net revenues was attributable to the combination of (i) a €219 million increase in cars and spare parts, (ii) a €7 million increase in sponsorship, commercial and brand, and (iii) a €7 million increase in other, partially offset by (iv) a €46 million decrease in engines.
Cars and spare parts
Net revenues generated from cars and spare parts were €1,501 million for the six months ended June 30, 2019 an increase of €219 million, or 17.1 percent, from €1,282 million for the six months ended June 30, 2018.

The €219 million increase in net revenues was composed of increases in all four of our geographical regions, including: (i) a €99 million increase in Mainland China, Hong Kong and Taiwan, (ii) an €80 million increase in EMEA, (iii) a €23 million increase in Americas (including positive foreign currency translation impact driven by the strengthening of the U.S. Dollar compared to the Euro), and (iv) a €17 million increase in the Rest of APAC.

The increase in net revenues was primarily attributable to positive volume impact, as well as greater contribution from our personalization programs and deliveries of the FXX K EVO. In particular, total shipments increased by 690 cars compared to the prior year (or 15.0 percent), primarily attributable to a 20.5 percent increase in V8 models, while V12 models were substantially in line with the prior year. The increase in shipments was mainly driven by the Ferrari Portofino and the 812 Superfast, as well as the ramp up of the 488 Pista and the first deliveries of the 488 Pista Spider, partially offset by the phase-out of the 488 GTB and 488 Spider, as well as the LaFerrari Aperta, which finished its limited series run in 2018. Shipments during the period were impacted by a shift in geographical mix in favor of Mainland China as a result of the decision to accelerate deliveries in advance of the early implementation of new emissions regulations.

Engines
Net revenues generated from engines were €111 million for the six months ended June 30, 2019, a decrease of €46 million, or 29.3 percent, from €157 million for the six months ended June 30, 2018. The €46 million decrease was mainly attributable to a decrease in net revenues generated from the sale of engines to Maserati.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €259 million for the six months ended June 30, 2019, an increase of €7 million, or 2.8 percent, from €252 million for the six months ended June 30, 2018. The increase was primarily attributable to positive foreign currency exchange impact, as well as higher revenues from Formula 1 racing activities.

Other

Other net revenues, which primarily relate to our financial services activities and management of the Mugello racetrack, amounted to €53 million and €46 million for the six months ended June 30, 2019 and 2018, respectively.

Cost of sales

	For the six months ended June 30,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
Cost of sales	942	49.0%	822	47.3%	120	14.6%

Cost of sales for six months ended June 30, 2019 was €942 million, an increase of €120 million, or 14.6 percent, from €822 million for the six months ended June 30, 2018. As a percentage of net revenues, cost of sales was 49.0 percent, for the six months ended June 30, 2019 compared to 47.3 percent for the six months ended June 30, 2018.
The increase in cost of sales was primarily attributable to an increase in volumes and industrial costs, and to a lesser extent higher amortization and depreciation and negative foreign currency exchange impact, partially offset by a decrease in costs related to lower engine volumes.
Selling, general and administrative costs

	For the six months ended June 30,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
Selling, general and administrative costs	159	8.3%	153	8.8%	6	3.8%

Selling, general and administrative costs for the six months ended June 30, 2019 were €159 million, an increase of €6 million, or 3.8 percent, from €153 million for the six months ended June 30, 2018. As a percentage of net revenues, selling, general and administrative costs were 8.3 percent for the six months ended June 30, 2019 compared to 8.8 percent for the six months ended June 30, 2018.

The increase in selling, general and administrative costs was primarily attributable to product launches for new cars in our product offering and to support the organic growth of the business.

Research and development costs

	For the six months ended June 30,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
Research and development costs expensed during the period	294	15.2%	285	16.4%	9	3.3%
Amortization of capitalized development costs	61	3.2%	54	3.1%	7	12.3%
Research and development costs	355	18.4%	339	19.5%	16	4.8%

Research and development costs for the six months ended June 30, 2019 were €355 million, an increase of €16 million, or 4.8 percent, from €339 million for the six months ended June 30, 2018. As a percentage of net revenues, research and development costs were 18.4 percent for the six months ended June 30, 2019 compared to 19.5 percent for the six months ended June 30, 2018.

The increase of €16 million in research and development costs during the period was primarily attributable to an increase in research and development costs expensed during the period, and to a lesser extent to higher amortization of capitalized development costs

Other expenses/(income), net

	For the six months ended June 30,		Increase/(Decrease)
	2019	2018	2019 vs. 2018
	(€ million, except percentages)
Other expenses/(income), net	(2)	(4)	2	52.6%

Other expenses/(income), net for the six months ended June 30, 2019 included other income of €12 million, mainly related to a change in estimate of the risk and related provision associated with a legal dispute, based on developments that occurred in the first quarter of 2019, as well as other miscellaneous income, partially offset by other expenses of €10 million, mainly related to indirect taxes, provisions and other miscellaneous expenses.
Other expenses/(income), net for the six months ended June 30, 2018 included other income of €12 million, mainly due to a pronouncement on a prior year’s legal dispute, and to a lesser extent rental income and miscellaneous income, partially offset by other expenses of €8 million, mainly related to indirect taxes and other miscellaneous expenses.
EBIT

	For the six months ended June 30,				Increase/(Decrease)
	2019	Percentage of net revenues	2018	Percentage of net revenues	2019 vs. 2018
	(€ million, except percentages)
EBIT	471	24.5%	428	24.7%	43	10.0%

EBIT for the six months ended June 30, 2019 was €471 million, an increase of €43 million, or 10.0 percent, from €428 million for the six months ended June 30, 2018.

The increase in EBIT was attributable to the combined effects of (i) positive volume impact of €87 million, (ii) negative product mix and price impact of €17 million, (iii) an increase in research and development costs of €16 million, (iv) an increase in selling, general and administrative costs of €6 million, (v) negative contribution from other supporting activities of €31 million, and (vi) positive foreign currency exchange impact of €26 million (including foreign currency hedging instruments) primarily driven by the strengthening of the U.S. Dollar compared to the Euro.

The positive volume impact of €87 million was attributable to an increase in shipments, driven by the Ferrari Portofino and the 812 Superfast, as well as the ramp up of the 488 Pista and the first deliveries of the 488 Pista Spider, partially offset by the phase-out of the 488 GTB and the 488 Spider. Negative range models product mix was partially offset by the combined positive impact from our personalization programs and deliveries of the FXX K EVO.

Net financial expenses

	For the six months ended June 30,		Increase/(Decrease)
	2019	2018	2019 vs. 2018
	(€ million, except percentages)
Net financial expenses	16	9	7	87.3%

Net financial expenses for the six months ended June 30, 2019 increased to €16 million compared to €9 million for the six months ended June 30, 2018, primarily attributable to the net costs of hedging and foreign exchange losses.

Income tax expense

	For the six months ended June 30,		Increase/(Decrease)
	2019	2018	2019 vs. 2018
	(€ million, except percentages)
Income tax expense	91	110	(19)	(17.9)%

Income tax expense for the six months ended June 30, 2019 was €91 million compared to €110 million for the six months ended June 30, 2018. The decrease in income tax expense was primarily attributable to the positive impact of the estimated Patent Box tax benefit (as described below) relating to 2019, partially offset by higher taxes arising from an increase in profit before taxes.

Income taxes for the six months ended June 30, 2019 benefited from the application of the Patent Box tax regime. In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides a tax benefit for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. The agreement relates to the five-year period from 2015 to 2019. The Group applied the Patent Box tax regime for the calculation of income taxes starting in the third quarter of 2018.

The effective tax rate net of IRAP was 17.1 percent for the six months ended June 30, 2019 compared to 22.8 percent for the six months ended June 30, 2018, (total effective tax rate of 20.0 percent and 26.4 percent for the six months ended June 30, 2019 and 2018, respectively) mainly attributable to the positive impact of the Patent Box benefit.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to fund our business operations and meet our obligations. Short-term liquidity is required to purchase raw materials, parts and components for car production, as well as to fund selling, general, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing product range and broaden our future product portfolio. We make capital investments, primarily in Italy, to support continuous product range renewal and expansion, as well as for initiatives to enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. More recently, we also started incurring research and development expenditure to transition our product portfolio to hybrid technology. We fund our capital expenditure primarily with cash generated from our operating activities.

Our business and results of operations depend on our ability to achieve certain car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.

See the “Net Debt and Net Industrial Debt” section below for further details relating to our liquidity.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, activity of our financial services, timing of capital expenditure and tax payments. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase out of existing models and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.

We generally receive payment for cars between 30 and 40 days after the car is shipped (except when we provide dealer financing or sell invoices to a factor) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials or components. Additionally, we also receive advance payments from our customers, mainly for our hypercars and limited edition cars (and starting in the first quarter of 2019, our Icona cars). We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result of the above, including the advances received from customers in certain models, we tend to receive payment for cars shipped before we are required to make payment for the raw materials and components used in manufacturing the cars.

Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product range. Our research and development costs are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure is generally higher in the first and last quarters of the year. We significantly increased our capital expenditure in 2018 and we expect our capital expenditure will continue to increase in 2019 to further our investments in hybrid technology and to support the expansion of our product range.

The payment of income taxes also affects our working capital. We have typically paid our income taxes in two advances. As a result of signing an agreement in September 2018 with the Italian Revenue Agency in relation to the Patent Box tax regime for the years 2015 to 2019, our income tax expense was significantly reduced in 2018 and we did not pay the first advance in relation to 2019 income taxes in the first six months of 2019. The Group has applied for a new ruling with the Italian Revenue Agency in relation to the Patent Box tax regime for the period from 2020 to 2024, which provides a tax benefit for companies that generate income through the direct use of copyrights, patents, designs and know-how during that period. See Note 12 “Income Tax Expense” to the Semi-Annual Condensed Consolidated Financial Statements for additional details related to the Patent Box.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the six months ended June 30, 2019 and 2018. For additional details of our cash flows, see our Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

	For the six months ended June 30,
	2019	2018
	(€ million)
Cash and cash equivalents at beginning of the period	794	648
Cash flows from operating activities	671	381
Cash flows used in investing activities	(307)	(248)
Cash flows used in financing activities	(277)	(132)
Translation exchange differences	—	1
Total change in cash and cash equivalents	87	2
Cash and cash equivalents at end of the period	881	650

Operating Activities - Six Months Ended June 30, 2019

Our cash flows from operating activities for the six months ended June 30, 2019 were €671 million, primarily the result of:

(i)
profit before taxes of €455 million adjusted to add back €154 million for depreciation and amortization expense, €16 million of net finance costs and €15 million of other non-cash expenses and income (including net gains on disposals of property, plant and equipment and intangible assets as well as non-cash result from investments) and €1 million in provisions accrued; and

(ii)	€132 million of cash related to the net change in other operating assets and liabilities, primarily attributable to advances received for the Ferrari Monza SP1 and SP2.

These cash inflows were partially offset by:

(i)	€37 million related to cash absorbed from receivables from financing activities, primarily attributable to an increase in the financial receivables portfolio;

(ii)
€36 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, driven by cash absorbed by trade receivables of €52 million and inventories of €17 million, partially offset by cash generated from trade payables of €33 million;

(iii)	€15 million of net finance costs paid; and

(iv)	€14 million of income taxes paid.

Operating Activities - Six Months Ended June 30, 2018

Our cash flows from operating activities for the six months ended June 30, 2018 were €381 million, primarily the result of:

(i)
profit before taxes of €419 million adjusted for €135 million for depreciation and amortization expense, €8 million related to other net non-cash expenses and result from investments, €9 million related to net finance costs and €3 million in provisions recognized

These cash inflows were partially offset by:

(i)	€50 million related to cash absorbed from receivables from financing activities, primarily attributable to an increase in the financial receivables portfolio;

(ii)	€30 million relating to cash absorbed by the change in other operating assets and liabilities, primarily attributable to the release of advances on the LaFerrari Aperta and the payment of employee bonuses;

(iii)	€22 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, driven by cash absorbed from inventories of €33 million, driven by projected volume growth, and trade receivables of €7 million, partially offset by cash generated from trade payables of €18 million;

(iv)	€5 million of net finance costs paid; and

(v)	€86 million of income taxes paid.

Investing Activities - Six Months Ended June 30, 2019
For the six months ended June 30, 2019 our net cash used in investing activities was €307 million, primarily the result of

(i) €159 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €149 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models. These cash flows were partially offset by proceeds of €1 million from the disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Investing Activities - Six Months Ended June 30, 2018

For the six months ended June 30, 2018 our net cash used in investing activities was €248 million, primarily the result of

(i) €134 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €115 million of capital expenditures for additions to property, plant and equipment, mainly related to plant and machinery for new models. These cash flows were partially offset by proceeds of €1 million from the disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Financing Activities - Six Months Ended June 30, 2019

For the six months ended June 30, 2019, net cash used in financing activities was €277 million, primarily the result of:

(i)	€181 million of dividends paid to owners of the parent;

(ii)	€150 million paid to repurchase common shares under the Company’s share repurchase program;

(iii)	€2 million of dividends paid to non-controlling interests; and

(iv) €3 million related to the net change in bank borrowings and lease liabilities.

These cash outflows were partially offset by:

(i)	€43 million of proceeds net of repayments related to our revolving securitization programs in the U.S.; and

(ii)	€16 million related to the net change in other debt.

Financing Activities - Six Months Ended June 30, 2018

For the six months ended June 30, 2018 net cash used in financing activities was €132 million, primarily the result of:

(i)	€129 million of dividends paid to owners of the parent;

(ii)	€30 million paid to repurchase common shares under the Company's share repurchase program;

(iii)	€9 million related to the net change in other debt;

(iv)	€2 million related to the net change in bank borrowings; and

(v)	€2 million of dividends paid to non-controlling interests;

These cash outflows were partially offset by:

(i)	€40 million of proceeds net of repayments related to our revolving securitization programs in the U.S..

Capital Expenditures

Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the six months ended June 30, 2019 and 2018 were €308 million and €249 million, respectively.

The following table sets forth a breakdown of capital expenditures by category for each of the six months ended June 30, 2019 and 2018:

	For the six months ended June 30,
	2019	2018
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	151	129
Patents, concessions and licenses	5	4
Other intangible assets	3	1
Total intangible assets	159	134
Property, plant and equipment
Industrial buildings	8	8
Plant, machinery and equipment	43	33
Other assets	7	4
Advances and assets under construction	91	70
Total property, plant and equipment	149	115
Total capital expenditures	308	249

Intangible assets

Our total capital expenditures in intangible assets were €159 million and €134 million for the six months ended June 30, 2019 and 2018, respectively, the most significant component of which relates to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models, including to transition our product portfolio to hybrid technology. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.

The increase in externally acquired and internally generated development costs reflects the gradual introduction of hybrid technology into our product portfolio. We believe hybrid technology is one of the keys to providing continuing performance upgrades to our sports car customers, and will also help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting.

For the six months ended June 30, 2019 we invested €151 million in externally acquired and internally generated development costs, of which €90 million related to the development of models to be launched in future years and €61 million primarily related to the development of our current product portfolio, as well as components.

For the six months ended June 30, 2018 we invested €129 million in externally acquired and internally generated development costs, of which €98 million related to the development of models to be launched in future years and €24 million primarily related to components and €7 million related to the development of models in our current product portfolio.

Property, plant and equipment

Our total capital expenditures in property, plant and equipment were €149 million and €115 million for the six months ended June 30, 2019 and 2018, respectively.

Our most significant investments generally relate to plant, machinery and equipment, which amounted to €43 million and €33 million for the six months ended June 30, 2019 and 2018, respectively, as well as advances and assets under construction, which amounted to €91 million and €70 million for the six months ended June 30, 2019 and 2018 respectively. Our most significant investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as expenditures related to our personalization programs and engine assembly lines. The increase in capital expenditures in advances and assets under construction reflects our focus on the hybridization and broadening of our product range and supporting future model launches.

At June 30, 2019, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €116 million.

Net Debt and Net Industrial Debt

Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare with other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities). Starting in 2019 we changed the definition of Net Industrial Debt. See “Non-GAAP Financial Measures” above for further information.

The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at June 30, 2019 and December 31, 2018.

	At June 30,	At December 31,
	2019	2018
	(€ million)
Cash and cash equivalents	881	794
Total liquidity	881	794
Bonds	(1,195)	(1,198)
Asset-backed financing (Securitizations)	(729)	(683)
Lease liabilities(1)	(64)	—
Borrowings from banks	(34)	(36)
Other debt	(26)	(10)
Total debt	(2,048)	(1,927)
Net Debt (A)	(1,167)	(1,133)
Net Debt of Financial Services Activities (B)	(814)	(763)
Net Industrial Debt (A-B)	(353)	(370)

(1)
As a result of adopting IFRS 16 - Leases on January 1, 2019, the Group recognized right-of-use assets and related lease liabilities of €63 million in relation to leases which had previously been classified as operating leases under IAS 17. For further details please refer to Note 3 in the Semi-Annual Condensed Consolidated Financial Statements.

For further details on total debt, see Note 23 “Debt” to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

Cash and cash equivalents amounted to €881 million at June 30, 2019 compared to €794 million at December 31, 2018. The increase in cash and cash equivalents was primarily driven by Free Cash Flow from Industrial Activities and proceeds from our securitization programs, partially offset by consideration paid to repurchase common shares under the share repurchase program. See “Free Cash Flow and Free Cash Flow from Industrial Activities” and “Cash Flows” for further details.

Approximately 75 percent of our cash and cash equivalents were denominated in Euro at June 30, 2019 (approximately 78 percent at December 31, 2018). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €98 million at June 30, 2019 (€78 million at December 31, 2018), is subject to certain repatriation restrictions and may only be repatriated as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At June 30,	At December 31,
	2019	2018
	(€ million)
Euro	660	616
Chinese Yuan	93	73
U.S. Dollar	87	50
Japanese Yen	4	24
Other currencies	37	31
Total	881	794

Cash collected from the settlement of receivables or credit lines pledged as collateral under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €33 million at June 30, 2019 (€26 million at December 31, 2018).

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at June 30, 2019 was €1,381 million (€1,294 million at December 31, 2018).

The following table summarizes our total available liquidity:

	At June 30,	At December 31,
	2019	2018
	(€ million)
Cash and cash equivalents	881	794
Undrawn committed credit lines	500	500
Total available liquidity	1,381	1,294

The undrawn committed credit lines relates to a revolving credit facility. For further details, see Note 23 “Debt” in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Starting in 2019 we changed the definition of Free Cash Flow and Free Cash Flow from Industrial Activities. See “Non-GAAP Financial Measures” above for further information.

The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the six months ended June 30, 2019 and 2018.

	For the six months ended June 30,
	2019	2018
	(€ million)
Cash flows from operating activities	671	381
Investments in property, plant and equipment and intangible assets	(308)	(249)
Free Cash Flow	363	132
Free Cash Flow from Financial Services Activities	(46)	(32)
Free Cash Flow from Industrial Activities	409	164

Free Cash Flow for the six months ended June 30, 2019 was €363 million, an increase of €231 million compared to €132 million for the six months ended June 30, 2018. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

Free Cash Flow from Industrial Activities for the six months ended June 30, 2019 was €409 million, an increase of €245 million compared to €164 million for the six months ended June 30, 2018. The increase in Free Cash Flow from Industrial Activities was primarily attributable to an increase in Adjusted EBITDA, a positive change in other operating assets and liabilities driven by advances received for the Ferrari Monza SP1 and SP2, as well as a decrease in taxes paid, partially offset by an increase in capital expenditures.

Outlook

Confirming guidance approaching the high end of the range on all metrics at currently prevailing exchange rates. Increasing industrial free cash flow target

•	Net revenues: > Euro 3.5 billion

•	Adjusted EBITDA: Euro 1.2 - 1.25 billion

•	Adjusted EBIT: Euro 0.85 - 0.9 billion

•	Adjusted diluted EPS: Euro 3.50 - 3.70 per share

•	Industrial free cash flow: > Euro 0.55 billion (from ~ Euro 0.45 billion)

FERRARI N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED INCOME STATEMENT
for the three and six months ended June 30, 2019 and 2018
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2019	2018	2019	2018
		(€ thousand)
Net revenues	6	983,598	905,652	1,923,660	1,736,656
Cost of sales	7	480,385	431,430	941,992	822,208
Selling, general and administrative costs	8	90,601	87,017	159,274	153,391
Research and development costs	9	170,169	166,158	354,908	338,801
Other expenses/(income), net	10	4,271	4,227	(2,171)	(4,581)
Result from investments		422	1,433	1,390	1,346
EBIT		238,594	218,253	471,047	428,183
Net financial expenses	11	9,750	4,451	16,464	8,789
Profit before taxes		228,844	213,802	454,583	419,394
Income tax expense	12	45,768	53,462	90,916	110,720
Net profit		183,076	160,340	363,667	308,674
Net profit attributable to:
Owners of the parent		182,110	160,270	360,395	307,905
Non-controlling interests		966	70	3,272	769

Basic earnings per common share (in €)	13	0.97	0.85	1.92	1.63
Diluted earnings per common share (in €)	13	0.96	0.85	1.91	1.62

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2019 and 2018
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2019	2018	2019	2018
		(€ thousand)
Net profit		183,076	160,340	363,667	308,674
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments	20	15,990	(7,474)	1,474	(12,844)
Exchange differences on translating foreign operations	20	(2,456)	5,570	851	3,932
Related tax impact	20	(4,462)	2,085	(428)	3,583
Total items that may be reclassified to the consolidated income statement in subsequent periods		9,072	181	1,897	(5,329)
Total other comprehensive income/(loss), net of tax	20	9,072	181	1,897	(5,329)
Total comprehensive income		192,148	160,521	365,564	303,345
Total comprehensive income attributable to:
Owners of the parent		191,366	160,446	362,213	302,546
Non-controlling interests		782	75	3,351	799

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2019 and at December 31, 2018
(Unaudited)

	Note	At June 30, 2019	At December 31, 2018
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	736,071	645,797
Property, plant and equipment	15	977,184	850,550
Investments and other financial assets	16	35,119	32,134
Deferred tax assets		70,612	60,744
Total non-current assets		2,604,168	2,374,407
Inventories	17	400,939	391,064
Trade receivables	18	264,043	211,399
Receivables from financing activities	18	918,555	878,496
Current tax receivables	18	88,248	128,234
Other current assets	18	108,776	64,295
Current financial assets	19	12,036	10,174
Cash and cash equivalents		881,205	793,664
Total current assets		2,673,802	2,477,326
Total assets		5,277,970	4,851,733

Equity and liabilities
Equity attributable to owners of the parent		1,376,735	1,348,722
Non-controlling interests		6,348	5,117
Total equity	20	1,383,083	1,353,839

Employee benefits		47,176	86,575
Provisions	22	170,615	182,539
Deferred tax liabilities		65,632	39,142
Debt	23	2,048,192	1,927,167
Other liabilities	24	840,544	589,743
Other financial liabilities	19	12,754	11,342
Trade payables	25	686,327	653,751
Current tax payables		23,647	7,635
Total equity and liabilities		5,277,970	4,851,733

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2019 and 2018
(Unaudited)

	For the six months ended June 30,
	2019	2018
	(€ thousand)
Cash and cash equivalents at beginning of the period	793,664	647,706
Cash flows from operating activities:
Profit before taxes	454,583	419,394
Amortization and depreciation	154,159	134,882
Provision accruals	709	2,702
Result from investments	(1,390)	(1,346)
Net finance costs	16,464	8,789
Other non-cash expenses, net	16,201	9,025
Net gains on disposal of property, plant and equipment and intangible assets	(105)	—
Change in inventories	(16,932)	(33,421)
Change in trade receivables	(52,228)	(6,842)
Change in trade payables	33,308	18,051
Change in receivables from financing activities	(36,898)	(49,765)
Change in other operating assets and liabilities	132,361	(30,043)
Finance income received	1,547	4,366
Finance costs paid	(16,806)	(9,042)
Income tax paid	(14,248)	(85,969)
Total	670,725	380,781
Cash flows used in investing activities:
Investments in property, plant and equipment	(149,304)	(114,756)
Investments in intangible assets	(158,612)	(133,930)
Proceeds from the sale of property, plant and equipment and intangible assets	1,351	420
Total	(306,565)	(248,266)
Cash flows used in financing activities:
Proceeds from securitizations net of repayments	42,610	40,325
Net change in other debt	16,122	(9,460)
Net change in bank borrowings	(1,754)	(1,925)
Net change in lease liabilities	(596)	—
Dividends paid to owners of the parent	(181,112)	(128,930)
Dividends paid to non-controlling interest	(2,120)	(2,040)
Share repurchases	(150,030)	(30,135)
Total	(276,880)	(132,165)
Translation exchange differences	261	1,477
Total change in cash and cash equivalents	87,541	1,827
Cash and cash equivalents at end of the period	881,205	649,533

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2019 and 2018
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2017	2,504	746,341	6,434	31,814	(8,415)	778,678	5,258	783,936
Net profit	—	307,905	—	—	—	307,905	769	308,674
Other comprehensive (loss)/income	—	—	(9,261)	3,902	—	(5,359)	30	(5,329)
Dividends	—	(134,000)	—	—	—	(134,000)	(2,040)	(136,040)
Share-based compensation	—	7,045	—	—	—	7,045	—	7,045
Share repurchases	—	(30,135)	—	—	—	(30,135)	—	(30,135)
At June 30, 2018	2,504	897,156	(2,827)	35,716	(8,415)	924,134	4,017	928,151

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2018	2,504	1,319,478	(2,992)	37,850	(8,118)	1,348,722	5,117	1,353,839
Net profit	—	360,395	—	—	—	360,395	3,272	363,667
Other comprehensive income	—	—	1,046	772	—	1,818	79	1,897
Dividends	—	(193,238)	—	—	—	(193,238)	(2,120)	(195,358)
Share-based compensation	—	9,068	—	—	—	9,068	—	9,068
Share repurchases	—	(150,030)	—	—	—	(150,030)	—	(150,030)
Special voting shares issuance (1)	69	(69)	—	—	—	—	—	—
At June 30, 2019	2,573	1,345,604	(1,946)	38,622	(8,118)	1,376,735	6,348	1,383,083
___________________________________

(1)	See Note 20 “Equity” for additional details.

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 167 authorized dealers operating 188 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 19 Ferrari-owned stores and 22 franchised stores (including 11 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including through cooperation and other agreements. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotional activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.

2. AUTHORIZATION OF SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

These Semi-Annual Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on August 2, 2019, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Semi-Annual Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2018 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. There is no effect on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2018, except as described in the section “New standards and amendments effective from January 1, 2019”.

3. BASIS OF PREPARATION FOR SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments, or settlements.

New standards and amendments effective from January 1, 2019
The following new standards and amendments effective from January 1, 2019 were adopted by the Group.
IFRS 16 - Leases

Transition impact

The Group applied the simplified transition approach and has therefore recognized the impacts of adoption at January 1, 2019 without restating comparative figures for the period prior to adoption. The Group elected to use the exemptions permitted on transition for short term leases (contracts in which the lease terms ends within 12 months of the date of initial application) and lease contracts for which the underlying asset is of low value.

Upon adoption, the Group recognized right-of-use assets and corresponding lease liabilities in relation to leases which had previously been classified as operating lease under IAS 17, measured at the present value of the remaining lease payments over the lease term that have not been paid at the date of adoption, discounted using the Group’s incremental borrowing rate as of January 1, 2019, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. At January 1, 2019 this rate ranged from 1 percent to 5 percent based primarily on the country of the lessee and the remaining lease term of the underlying leased assets. The lease term includes both the non-cancellable periods for which the Group has the right to use the underlying assets and also any renewal periods if the Group is reasonably certain to exercise the related renewal option.

As of January 1, 2019, after considering the exemptions mentioned above, the Group had non-cancellable operating lease commitments of approximately €74,930 thousand. Of these commitments, the Group recognized right-of-use assets and related lease liabilities of €63,535 thousand.

The main contracts within the scope of IFRS 16 for which the Group is lessee primarily relate to Ferrari stores (included within other assets) and industrial buildings.

	At June 30, 2019	At January 1, 2019
	(€ thousand)
Industrial buildings	16,762	17,226
Plant, machinery and equipment	7,954	10,011
Other assets	35,887	36,298
Right-of-use assets	60,603	63,535

At January 1, 2019
(€ thousand)
Non-cancellable operating lease commitments	74,930
Lease contracts for which the underlying asset is of low value	(1,008)
Lease contracts for which the lease terms ends within 12 months	(2,420)
Discount of remaining lease payments	(7,967)
Lease liabilities	63,535

Upon adoption the Group did not recognize any deferred tax assets or liabilities in respect of temporary differences arising on initial recognition of right-of-use assets and lease liabilities as the initial recognition does not affect accounting profit or taxable profit.

For the six months ended June 30, 2019 the impact of adopting the new standard resulted in the recognition of €8,252 thousand of depreciation of right-of-use assets and €612 thousand of financial expenses. Lease expenses that would have been recognized in the income statement under the previous lease standard, IAS 17, would have been €8,503 thousand.

There were no impacts arising on the application of IFRS 16 from the Group’s activities as lessor.

Lease accounting policy

With the adoption of IFRS 16, the Group recognizes a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use. Each lease payment is allocated between the principal liability and finance costs. Finance costs are charged to the income statement over the lease period using the effective interest rate method. The right-of-use asset is depreciated on a straight-line basis over the lease term.

Right-of-use assets are measured at cost comprising the following: (i) the amount of the initial measurement of lease liability; (ii) any lease payments made at or before the commencement date less any lease incentives received; (iii) any initial direct costs and, if applicable, (iv) restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized as an expense in the income statement on a straight-line basis.
Lease liabilities are measured at the net present value of the following: (i) fixed lease payments, (ii) variable lease payments that are based on an index or a rate and, if applicable, (iii) amounts expected to be payable by the lessee under residual value guarantees, and (iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option. Lease liabilities do not include any non-lease components that may be included in the related contracts.
Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Group’s incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Some lease contracts contain variable payment terms that are linked to sales generated from Ferrari stores. Variable lease payments that depend on sales are recognized in the income statement in the period in which the condition that triggers those payments occurs.

Extension and termination options are included in a number of leases related to Ferrari stores, warehouses and machinery and equipment of the Group. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

The Group adopted IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The interpretation provides requirements regarding how to reflect uncertainties in accounting for income taxes. The interpretation is effective on or after January 1, 2019. There was no effect from the adoption of this interpretation.

Amendments to IFRS 9 - Financial Instruments

The Group adopted Amendments to IFRS 9 - Financial Instruments. These amendments allow, under certain conditions, for a prepayable financial asset with negative compensation payments to be measured at amortized cost or at fair value through other comprehensive income. The amendments also contain a clarification relating to the accounting for a modification or exchange of a financial liability measured at amortized cost that does not result in the derecognition of the financial liability. The amendments are effective on or after January 1, 2019. There was no effect from the adoption of these amendments.

Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures

The Group adopted Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures. These amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendments are effective on or after January 1, 2019. There was no effect from the adoption of these amendments.

Amendments to IAS 19 - Employee Benefits

The Group adopted Amendments to IAS 19 - Employee Benefits. These amendments require that when there is a change to a defined benefit plan (an amendment, curtailment or settlement) the company use the adopted assumptions from the remeasurement of a net defined benefit liability or asset to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective on or after January 1, 2019. There was no effect from the adoption of these amendments.

Annual Improvements to IFRSs 2015-2017 Cycle

The Group adopted Annual Improvements to IFRSs 2015-2017 Cycle. The improvements have amended four standards with effective date of January 1, 2019: i) IFRS 3 - Business Combinations, in relation to obtaining control of a business which was previously accounted for as an interest in a joint operation; ii) IFRS 11 - Joint Arrangements, in relation to obtaining joint control of a business which was previously accounted for as a joint operation; iii) IAS 12 - Income Taxes, clarifying the treatment of taxes in relation to dividend payments; and iv) IAS 23 - Borrowing Costs, clarifying the treatment of borrowings which were previously capitalized when the related asset is ready for its intended use or sale. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2019 or subsequent years are listed below:

In May 2017 the IASB issued IFRS 17 - Insurance Contracts which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2021 with early adoption allowed if IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments are also applied. The Group does not expect any impact from the adoption of this standard.

In October 2018 the IASB issued narrow scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments aim to help companies determine whether an acquisition made is of a business or a group of assets. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. In addition to amending the definition of a business, supplementary guidance is provided. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

In October 2018 the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to clarify the definition of ‘material’, as well as how materiality should be applied by including in the definition guidance that is included elsewhere in IFRS standards. In addition, the explanations accompanying the definition have been improved and the amendments ensure that the definition of material is consistent across all IFRS standards. These amendments are effective on or after January 1, 2020. The Group does not expect any material impact from the adoption of these amendments.

Review of the Conceptual Framework for Financial Reporting

In March 2018 the IASB revised the Conceptual Framework for Financial Reporting, effective immediately for the IASB and the IFRS Interpretations Committee when setting future standards, and effective for annual reporting periods on or after January 1, 2020 for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction, with early application permitted. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced. The Group does not expect a material impact from the adoption of the revised Conceptual Framework.

Scope of consolidation

With effect from May 31, 2018, Ferrari Financial Services S.p.A., which at December 31, 2017 was a fully-owned subsidiary of Ferrari S.p.A., was merged with and into Ferrari S.p.A..

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and interest rates) credit risk and liquidity risk. The Semi-Annual Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 31 of the Consolidated Financial Statements at and for the year ended December 31, 2018.

5. OTHER INFORMATION
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2019		2018
	Average for the six months ended June 30,	At June 30,	Average for the six months ended June 30,	At June 30,	At December 31,
U.S. Dollar	1.1298	1.1380	1.2104	1.1658	1.1450
Pound Sterling	0.8736	0.8966	0.8798	0.8861	0.8945
Swiss Franc	1.1295	1.1105	1.1697	1.1569	1.1269
Japanese Yen	124.2836	122.6000	131.6057	129.0400	125.8500
Chinese Yuan	7.6678	7.8185	7.7086	7.7170	7.8751
Australian Dollar	1.6003	1.6244	1.5688	1.5787	1.6220
Canadian Dollar	1.5069	1.4893	1.5457	1.5442	1.5605
Singapore Dollar	1.5356	1.5395	1.6054	1.5896	1.5591
Hong Kong Dollar	8.8611	8.8866	9.4863	9.1468	8.9675

6. NET REVENUES
Net revenues are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
	(€ thousand)		(€ thousand)
Revenues from:
Cars and spare parts	766,867	670,317	1,501,417	1,282,064
Engines	52,270	80,219	110,738	156,574
Sponsorship, commercial and brand	130,875	126,269	258,813	251,743
Other	33,586	28,847	52,692	46,275
Total net revenues	983,598	905,652	1,923,660	1,736,656
Other net revenues primarily include interest income generated by financial services activities and net revenues from management of the Mugello racetrack.

7. COST OF SALES
Cost of sales for the three months ended June 30, 2019 and 2018 amounted to €480,385 thousand and €431,430 thousand, respectively, and for the six months ended June 30, 2019 and 2018 amounted to €941,992 thousand and €822,208 thousand, respectively, consisting mainly of the cost of materials, components and labor expenses related to the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended June 30, 2019 and 2018 amounted to €12,433 thousand and €7,403 thousand, respectively, and for the six months ended June 30, 2019 and 2018 amounted to €24,458 thousand and €14,580 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling costs for the three months ended June 30, 2019 and 2018 amounted to €49,307 thousand and €50,492 thousand, respectively, and for the six months ended June 30, 2019 and 2018 amounted to €81,174 thousand and €79,475 thousand, respectively, and mainly consist of costs for marketing and events, sales personnel and retail stores. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

General and administrative costs for the three months ended June 30, 2019 and 2018 amounted to €41,294 thousand and €36,525 thousand, respectively, and for the six months ended June 30, 2019 and 2018 amounted to €78,100 thousand and €73,916 thousand, respectively, consisting mainly of administration expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development activities.

9. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
	(€ thousand)
Research and development costs expensed during the period	139,998	135,737	293,942	284,522
Amortization of capitalized development costs	30,171	30,421	60,966	54,279
Total research and development costs	170,169	166,158	354,908	338,801
The main component of research and development costs expensed during the period related to research and development expenses to support the innovation of our product range and components, in particular, in relation to hybrid technology and Formula 1 activities. Research and development costs also include amortization of capitalized development costs.

10. OTHER EXPENSES/(INCOME), NET
Other expenses/(income), net for the three months ended June 30, 2019 included other expenses of €5,049 thousand, mainly related to indirect taxes and other miscellaneous expenses, partially offset by other income of €778 thousand, mainly related to rental income and other miscellaneous income.

Other expenses/(income), net for the six months ended June 30, 2019 included other income of €11,596 thousand, mainly related to a change in estimate of the risk and related provision associated with a legal dispute, based on developments that occurred in the first quarter of 2019, as well as other miscellaneous income, partially offset by other expenses of €9,425 thousand, mainly related to indirect taxes, provisions and other miscellaneous expenses.

11. NET FINANCIAL EXPENSES

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
	(€ thousand)
Financial income
Related to:
Industrial activities (A)	8,868	8,348	16,582	19,606
Financial services activities (reported within net revenues)	17,453	12,164	33,304	24,717

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial activities (B)	(18,618)	(12,799)	(33,046)	(28,395)
Financial services activities (reported within cost of sales)	(12,433)	(7,403)	(24,458)	(14,580)

Net financial expenses relating to industrial activities (A - B)	(9,750)	(4,451)	(16,464)	(8,789)
Net financial expenses primarily related to the net costs of hedging and net foreign exchange losses, as well as interest expenses on debt.

12. INCOME TAX EXPENSE
Income tax expense is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
	(€ thousand)
Current tax expense	32,057	37,262	68,095	93,250
Deferred tax expense	10,862	15,657	16,657	16,803
Taxes relating to prior periods	2,849	543	6,164	667
Total income tax expense	45,768	53,462	90,916	110,720
Income tax expense amounted to €45,768 thousand for the three months ended June 30, 2019 compared to €53,462 thousand for the three months ended June 30, 2018, and €90,916 thousand for six months ended June 30, 2019 compared to €110,720 thousand for six months ended June 30, 2018, primarily attributable to the positive impact of the Patent Box benefit, partially offset by higher taxes arising from the increase in profit before taxes.

Income taxes for the six months ended June 30, 2019 benefited from the application of the Patent Box tax regime. In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides a tax benefit for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. The agreement relates to the five-year period from 2015 to 2019. The Group applied the Patent Box tax regime for the calculation of income taxes starting in the third quarter of 2018.

Taxes relating to prior periods are primarily attributable to the agreements reached with the Italian Revenue Agency for the settlement of previous years’ claims.

The effective tax rate (net of IRAP) was 17.1 percent for the six months ended June 30, 2019 compared to 22.8 percent for the six months ended June 30, 2018 mainly attributable to the positive impact of the Patent Box benefit.

IRAP (current and deferred) for the six months ended June 30, 2019 and 2018 amounted to €13,094 thousand and €15,160 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the six months ended June 30, 2019 and 2018, respectively.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the semi-annual consolidated statement of financial position where these may be offset.

13. EARNINGS PER SHARE
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended June 30,		For the six months ended June 30,
		2019	2018	2019	2018
Profit attributable to owners of the parent	€ thousand	182,110	160,270	360,395	307,905
Weighted average number of common shares	thousand	187,409	188,646	187,544	188,745
Basic earnings per share		€0.97	0.85	1.92	1.63

Diluted earnings per share
For the three and six months ended June 30, 2019, the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Company’s equity incentive plans (assuming 100 percent of the related awards vested). See Note 21 for additional details on the equity incentive plans.

The following table provides the amounts used in the calculation of diluted earnings per share for the three months and six months ended June 30, 2019 and 2018:

		For the three months ended June 30,		For the six months ended June 30,
		2019	2018	2019	2018
Profit attributable to owners of the parent	€ thousand	182,110	160,270	360,395	307,905
Weighted average number of common shares for diluted earnings per share	thousand	188,207	189,451	188,342	189,551
Diluted earnings per share		€0.96	0.85	1.91	1.62

14. INTANGIBLE ASSETS

	Balance at December 31, 2018	Additions	Amortization	Translation differences and other	Balance at June 30, 2019
	(€ thousand)
Intangible assets	645,797	158,612	(67,487)	(851)	736,071
Additions of €158,612 thousand for the six months ended June 30, 2019 primarily related to externally acquired and internally generated development costs for new and existing models.

15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2018	Impact of IFRS 16 adoption	Balance at January 1, 2019	Additions	Disposals	Depreciation	Translation differences and other	Balance at June 30, 2019
	(€ thousand)
Property, plant and equipment	850,550	63,535	914,085	149,304	(1,351)	(86,672)	1,818	977,184
Additions of €149,304 thousand for the six months ended June 30, 2019 were mainly comprised of additions to advances and assets under construction, as well as plant, machinery and equipment, primarily related to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars, and our personalization programs.

At June 30, 2019 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €116,468 thousand (€146,281 thousand at December 31, 2018).

As a result of adopting IFRS 16 - Leases on January 1, 2019, the Group recognized right-of-use assets of €63,535 thousand (and related lease liabilities) in relation to leases which had previously been classified as operating leases under IAS 17. For further details please refer to Note 3 “New standards and amendments effective from January 1, 2019-IFRS 16 - Leases”.

16. INVESTMENTS AND OTHER FINANCIAL ASSETS
The composition of investments and other financial assets is as follows:

	At June 30, 2019	At December 31, 2018
	(€ thousand)
Investments accounted for using the equity method	27,883	25,972
Other securities and financial assets	7,236	6,162
Total investments and other financial assets	35,119	32,134

Investments accounted for using the equity method
Investments accounted for using the equity method relate to the Group’s investment in FFS GmbH and changes were as follows:

(€ thousand)
Balance at January 1, 2019	25,972
Proportionate share of net profit for the period from January 1, 2019 to June 30, 2019	1,911
Balance at June 30, 2019	27,883

Other securities and financial assets
Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €6,241 thousand at June 30, 2019 (€5,142 thousand at December 31, 2018).

17. INVENTORIES

	At June 30, 2019	At December 31, 2018
	(€ thousand)
Raw materials	82,073	74,053
Semi-finished goods	88,600	84,576
Finished goods	230,266	232,435
Total inventories	400,939	391,064
The amount of inventory writedowns recognized as an expense within cost of sales was €8,228 thousand and €6,024 thousand for the six months ended June 30, 2019 and 2018, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At June 30, 2019	At December 31, 2018
	(€ thousand)
Receivables from financing activities	918,555	878,496
Trade receivables	264,043	211,399
Current tax receivables	88,248	128,234
Other current assets	108,776	64,295
Total	1,379,622	1,282,424
Receivables from financing activities
Receivables from financing activities are as follows:

	At June 30, 2019	At December 31, 2018
	(€ thousand)
Client financing	894,702	851,209
Dealer financing	23,853	27,287
Total	918,555	878,496
Receivables from financing activities relate entirely to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At June 30, 2019	At December 31, 2018
	(€ thousand)
Financial derivatives	8,284	6,788
Other financial assets	3,752	3,386
Current financial assets	12,036	10,174

The following table provides the analysis of derivative assets and liabilities at June 30, 2019 and December 31, 2018.

	At June 30, 2019		At December 31, 2018
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency derivatives	6,958	(12,199)	3,240	(10,853)
Interest rate caps	208	—	555	—
Total cash flow hedges	7,166	(12,199)	3,795	(10,853)
Other foreign currency derivatives	847	(555)	1,023	(489)
Interest rate caps	271	—	1,970	—
Derivatives assets/(liabilities)	8,284	(12,754)	6,788	(11,342)
At June 30, 2019 and December 31, 2018, all foreign currency derivatives had a maturity of twelve months or less.
Foreign currency derivatives which do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.

20. EQUITY
Share capital
At June 30, 2019 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,353,013 special voting shares, all with a nominal value of €0.01 (€2,504 thousand at December 31, 2018 consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01). At June 30, 2019, the Company held in treasury 6,994,142 common shares and 5,042 special voting shares, while at December 31, 2018 the Company held in treasury 6,002,843 common shares and 4,744 special voting shares. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under equity incentive plans.
The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the six months ended June 30, 2019:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2018	187,920,656	56,492,874	244,413,530
Common shares repurchased under share repurchase program(1)	(1,244,560)	—	(1,244,560)
Common shares assigned under equity incentive plans(2)	253,261	—	253,261
Special voting shares allocation(3)	—	6,855,097	6,855,097
Balance at June 30, 2019	186,929,357	63,347,971	250,277,328
_______________________________________

(1)	Includes shares repurchased between January 1, 2019 and June 30, 2019 based on the transaction trade date, for a total consideration of €150,030 thousand, including transaction costs.

(2)
During the first quarter of 2019, approximately 219 thousand performance share units and 34 thousand retention restricted share units vested under the Equity Incentive Plan 2016-2020 as a result of certain performance or retention requirements being achieved. As a result, a corresponding number of common shares, which were previously held in treasury, were assigned to participants of the plan. See Note 21 “Share-Based Compensation” for additional details.

(3)	Relates to the issuance and the de-registration of certain special voting shares under the Company’s special voting shares terms and conditions.

Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments arising during the period	8,433	(5,113)	(8,618)	(4,962)
Losses/(Gains) on cash flow hedging instruments reclassified to the consolidated income statement	7,557	(2,361)	10,092	(7,882)
Gains/(Losses) on cash flow hedging instruments	15,990	(7,474)	1,474	(12,844)
Exchange differences on translating foreign operations arising during the period	(2,456)	5,570	851	3,932
Total items that may be reclassified to the consolidated income statement in subsequent periods	13,534	(1,904)	2,325	(8,912)
Total other comprehensive income/(loss)	13,534	(1,904)	2,325	(8,912)
Related tax impact	(4,462)	2,085	(428)	3,583
Total other comprehensive income/(loss), net of tax	9,072	181	1,897	(5,329)
Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
The tax effects relating to other comprehensive loss are as follows:

	For the six months ended June 30,
	2019			2018
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments	1,474	(428)	1,046	(12,844)	3,583	(9,261)
Exchange gains on translating foreign operations	851	—	851	3,932	—	3,932
Total other comprehensive income/(loss)	2,325	(428)	1,897	(8,912)	3,583	(5,329)

21. SHARE-BASED COMPENSATION

Equity Incentive Plan 2016-2020

During the first half of 2019, 218,841 performance share units (“PSUs”) and 34,420 retention restricted share units (“RSUs”) vested as the total shareholders’ return (“TSR”) and the service condition were achieved. As a result, a corresponding number of common shares, which were previously held in treasury, were assigned to participants of the plan. See Note 22 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the equity incentive awards granted in prior periods.

Equity Incentive Plan 2019-2021

Under a new equity incentive plan approved in 2019, approximately 157,500 PSUs and 105,800 RSUs, which each represent the right to receive one Ferrari common share, were awarded to the Executive Chairman, the Chief Executive Officer, all members of the Senior Management Team (“SMT”) and other key members of the Group (“Equity Incentive Plan 2019-2021”). The PSUs and RSUs cover a three-year performance period from 2019 to 2021.    At June 30, 2019, none of the PSUs or RSUs were forfeited or vested.

Share-based compensation expense
Including awards granted in prior periods, total expense for the PSU and RSU awards for the six months ended June 30, 2019 and 2018 amounted to €9,068 thousand and €7,045 thousand, respectively. At June 30, 2019 unrecognized compensation expense amounted to approximately €26,738 thousand and will be recognized over the remaining performance period until 2021. The total number of PSU awards and RSU awards outstanding at June 30, 2019 under all equity incentive plans were approximately 614 thousand and 184 thousand, respectively.

22. PROVISIONS
Provisions are as follows:

	At June 30, 2019	At December 31, 2018
	(€ thousand)
Warranty and recall campaigns provision	108,815	111,129
Legal proceedings and disputes	25,690	37,154
Other risks	36,110	34,256
Total provisions	170,615	182,539
The provision for other risks primarily relates to disputes and matters which are not subject to legal proceedings, including contract related disputes with suppliers, employees and other parties.
Movements in provisions are as follows:

	Balance at December 31, 2018	Additional provisions	Utilization	Translation differences and other	Balance at June 30, 2019
	(€ thousand)
Warranty and recall campaigns provision	111,129	11,408	(16,603)	2,881	108,815
Legal proceedings and disputes	37,154	1,032	(12,527)	31	25,690
Other risks	34,256	2,525	(816)	145	36,110
Total provisions	182,539	14,965	(29,946)	3,057	170,615
Utilization of the provisions for legal proceedings and disputes mainly relates to a change in the estimate of the risk and related provision associated with a legal dispute based on developments in the first quarter of 2019.

23. DEBT

	Balance at December 31, 2018	Impact of IFRS 16 adoption	Balance at January 1, 2019	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other	Translation differences	Balance at June 30, 2019
	(€ thousand)
Bonds	1,198,109	—	1,198,109	—	—	(3,060)	—	1,195,049
Asset-backed financing (Securitizations)	682,581	—	682,581	128,764	(86,154)	(117)	4,121	729,195
Leases liabilities	673	63,535	64,208	6,709	(7,305)	—	(71)	63,541
Borrowings from banks	35,984	—	35,984	—	(1,754)	(6)	149	34,373
Other debt	9,820	—	9,820	24,346	(8,224)	—	92	26,034
Total debt	1,927,167	63,535	1,990,702	159,819	(103,437)	(3,183)	4,291	2,048,192
Bonds

2023 Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at June 30, 2019 of €497,107 thousand includes accrued interest of €2,188 thousand (€500,197 thousand including €5,938 thousand of accrued interest at December 31, 2018).

2021 Bond

On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694,172 thousand after the debt discount and issuance costs. The net proceeds were primarily used to repay a €700 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at June 30, 2019 of €697,942 thousand includes accrued interest of €796 thousand (€697,912 thousand including €1,678 thousand of accrued interest at December 31, 2018).

Asset-backed financing (Securitizations)

As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by the financial services activities in the US through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with such receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. As of June 30, 2019, the following revolving securitization programs were in place:

•
revolving securitization program for funding of up to $500 million by pledging retail financial receivables in the United States as collateral. The program funding limit was increased to $550 million effective from July 12, 2019. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of June 30, 2019 total proceeds net of repayments from the sales of financial receivables under the program were $484 million ($424 million at December 31, 2018). The securitization agreement requires the maintenance of an interest rate cap.

•
revolving securitization program for funding of up to $250 million by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of June 30, 2019, total proceeds net of repayments from the sales of financial receivables under the program were $228 million ($223 million at December 31, 2018). The securitization agreement requires the maintenance of an interest rate cap.

•
revolving securitization program for funding of up to $135 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 115 basis points. As of June 30, 2019 total proceeds net of repayments from the sales of financial receivables under the program were $118 million ($134 million at December 31, 2018).

The funding limits of the revolving securitization programs have been progressively increased since inception as the related receivables portfolios have increased.

Cash collected from the settlement of receivables or credit lines pledged as collateral under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €32,762 thousand at June 30, 2019 (€26,497 thousand at December 31, 2018).

Lease liabilities

As a result of adopting IFRS 16 - Leases on January 1, 2019, the Group recognized right-of-use assets and related lease liabilities of €63,535 thousand in relation to leases which had previously been classified as operating leases under IAS 17. For further details please refer to Note 3 “New standards and amendments effective from January 1, 2019-IFRS 16 - Leases”.

Borrowings from banks

Borrowings from banks at June 30, 2019 mainly relate to financial liabilities of FFS Inc to support financial services activities, and in particular (i) €30,876 thousand (€30,694 thousand at December 31, 2018) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at June 30, 2019) and bearing interest at LIBOR plus a range of between 65 and 75 basis points; (ii) other borrowings from banks of €3,497 thousand (€5,290 thousand at December 31, 2018) relating to various short and medium term credit facilities.

Revolving credit facility

The Company has a revolving credit facility of €500 million (the “RCF”). At June 30, 2019 and December 31, 2018 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group. The RCF matures in November 2020.

Other debt

Other debt mainly relates to funding for operating activities of the Group.

24. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At June 30, 2019	At December 31, 2018
	(€ thousand)
Deferred income	350,937	271,817
Advances and security deposits	287,904	145,394
Accrued expenses	101,074	81,408
Payables to personnel	34,753	25,434
Social security payables	17,559	18,209
Other	48,317	47,481
Total other liabilities	840,544	589,743
Deferred income primarily includes amounts received under maintenance and power warranty programs of €214,106 thousand at June 30, 2019 and €204,987 thousand at December 31, 2018, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group. The increase in deferred income during the period primarily relates to the seasonality of racing activities, in line with prior years.
Advances and security deposits at June 30, 2019 and at December 31, 2018 primarily include advances received from clients for the purchase of our hypercars and limited edition cars, and at June 30, 2019 also our Icona cars. Upon shipment of such cars, the advances are recognized as revenue. The increase primarily relates to advances received for the Ferrari Monza SP1 and SP2.
25. TRADE PAYABLES
Trade payables of €686,327 thousand at June 30, 2019 (€653,751 thousand at December 31, 2018) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
IFRS 13 establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2019 and at December 31, 2018:

		At June 30, 2019
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		881,205	—	—	881,205
Investments and other financial assets - Liberty Shares	16	6,241	—	—	6,241
Current financial assets	19	—	8,284	—	8,284
Total assets		887,446	8,284	—	895,730
Other financial liabilities	19	—	12,754	—	12,754
Total liabilities		—	12,754	—	12,754

		At December 31, 2018
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		793,664	—	—	793,664
Investments and other financial assets - Liberty Shares	16	5,142	—	—	5,142
Current financial assets	19	—	6,788	—	6,788
Total assets		798,806	6,788	—	805,594
Other financial liabilities	19	—	11,342	—	11,342
Total liabilities		—	11,342	—	11,342
There were no transfers between fair value hierarchy levels for the periods presented.
The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
The following table represents carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At June 30, 2019		At December 31, 2018
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	918,555	918,555	878,496	878,496
Total assets		918,555	918,555	878,496	878,496
Debt	23	2,048,192	2,072,277	1,927,167	1,921,937
Total liabilities		2,048,192	2,072,277	1,927,167	1,921,937

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to Fiat Chrysler Automobiles N.V., together with its subsidiaries (the FCA Group) and the Exor Group, unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of the Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:

Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by the FCA Group;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o. (which form part of “Magneti Marelli”), which were controlled by the FCA Group until May 2, 2019 when FCA completed the sale of Magneti Marelli. Following the sale, Magneti Marelli is no longer a related party;

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage and sponsorship revenues.

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari;

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

•	sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;

•	sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

In accordance with IAS 24, transactions with related parties also include compensation to Directors, the Audit Committee and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the six months ended June 30,
	2019			2018
	Net revenues	Costs (1)	Net financial expenses/(income)	Net revenues	Costs (1)	Net financial expenses/(income)
	(€ thousand)
FCA Group companies
Maserati	74,614	2,169	—	121,722	1,486	—
FCA US LLC	—	9,486	—	—	18,990	—
Magneti Marelli (2)	352	10,444	—	764	21,079	—
Other FCA Group companies	5,899	3,441	903	3,885	3,455	599
Total FCA Group companies	80,865	25,540	903	126,371	45,010	599
Exor Group companies (excluding the FCA Group)	142	218	(2)	142	79	—
Other related parties	117	6,671	18	477	6,680	—
Total transactions with related parties	81,124	32,429	919	126,990	51,769	599
Total for the Group	1,923,660	1,099,095	16,464	1,736,656	971,018	8,789
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income), net.
(2)    FCA completed the sale of Magneti Marelli on May 2, 2019, following which Magneti Marelli is no longer a related party.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2019				At December 31, 2018
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group companies
Maserati	35,534	8,287	—	26,247	39,077	6,099	—	30,594
FCA US LLC	135	7,087	—	—	135	6,332	—	—
Magneti Marelli (1)	—	—	—	—	2,774	9,427	—	—
Other FCA Group companies	920	4,140	569	826	5,896	4,689	1,481	44
Total FCA Group companies	36,589	19,514	569	27,073	47,882	26,547	1,481	30,638
Exor Group companies (excluding the FCA Group)	518	16	352	276	377	13	—	4
Other related parties	231	2,689	2,226	2,675	208	1,999	5	—
Total transactions with related parties	37,338	22,219	3,147	30,024	48,467	28,559	1,486	30,642
Total for the Group	264,043	686,327	108,776	840,544	211,399	653,751	64,295	589,743
______________________________
(1) FCA completed the sale of Magneti Marelli on May 2, 2019, following which Magneti Marelli is no longer a related party.

Current financial assets at June 30, 2019 included €2,904 thousand with the FCA Bank group (nil at December 31, 2018). There were no other financial assets or financial liabilities originating from related party transactions at June 30, 2019 and December 31, 2018.

28. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and six months ended June 30, 2019 and 2018:

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
	(€ thousand)
Italy	98,959	122,159	189,463	233,316
Rest of EMEA	400,514	348,813	794,458	711,173
Americas (1)	270,920	257,019	502,272	471,968
Mainland China, Hong Kong and Taiwan	109,886	74,097	240,166	144,071
Rest of APAC (2)	103,319	103,564	197,301	176,128
Total net revenues	983,598	905,652	1,923,660	1,736,656
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

29. SUBSEQUENT EVENTS
The Group evaluated subsequent events through August 2, 2019, which is the date the Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

On July 1, 2019, the Company announced the completion of the first tranche and the start of the second tranche of the previously disclosed multi-year share repurchase program. Under the second tranche, from July 2, 2019 to July 30, 2019, the Company has purchased an additional 276,376 common shares for total consideration of €41.0 million. At July 30, 2019 the Company held in treasury an aggregate of 7,253,410 common shares.

On July 4, 2019, the Company announced a cash tender offer on the Company’s outstanding €700,000,000 0.250 percent note due January 16, 2021 (2021 Notes) and the Company’s outstanding €500,000,000 1.500 percent notes due March 16, 2023 (2023 Notes). On July 12, 2019 the Company accepted for purchase valid tenders of the 2021 notes for an aggregate nominal amount of €200,000,000 and the 2023 Notes for an aggregate nominal amount of €115,395,000. The repurchases were executed on July 16, 2019.

On July 31, 2019, the Company announced it has completed a private placement to certain US institutional investors of €150,000,000 aggregate principal amount of 1.12% senior notes due 2029 and €150,000,000 aggregate principal amount of 1.27% senior notes due 2031.

Responsibility Statement
The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Consolidated Financial Statements and the Management’s Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.

In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Ferrari N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.
August 2, 2019
The Board of Directors

John Elkann
Louis C. Camilleri
Piero Ferrari
Delphine Arnault
Giuseppina Capaldo
Eddy Cue
Sergio Duca
Maria Patrizia Grieco
Adam Keswick
Elena Zambon